

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2014

Via E-mail
Mr. Andrei Dubovskov
President and Chief Executive Officer
Mobile TeleSystems OJSC
4 Marksistskaya Street, Moscow 109147
Russian Federation

    Re: Mobile TeleSystems OJSC
           Form 20-F for the Year Ended December 31, 2013
           Filed April 24, 2014
           File No. 001-15094

Dear Mr. Dubovskov:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Celeste M. Murphy for

                       Larry Spirgel
                       Assistant Director